Exhibit 3.255

State of Delaware Secretary of State Division of Corporations Delivered 06:15 PM 04/08/2008 FILED 06:15 PM 04/08/2008 SRV 080407798 - 4531059 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is UCP Tapestry, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centreville Road, Suite 400 in the City of Wilmington, DE Zip code 19808. The name of its Registered agent at such address is The Company Corporation

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                 .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 8th day of April, 2008

By:	/s/ James F. Mosier
Authorized Person (s)

Name: James F. Mosier